Major General Employment Shareholder Announces Voting Intentions On Proposed Share Issuance and Change in Control

Denounces Outgoing CEO's Golden Parachute; Upbraids Two Longstanding Directors

  Press Release
  Source: Timothy J. Stabosz
  On Wednesday June 17, 2009, 10:15 pm EDT
    LAPORTE, Ind., June 17, 2009 (GLOBE NEWSWIRE) -- Long time General Employment Enterprises (NYSE Amex:JOB) shareholder Timothy Stabosz, whose 5.4% position makes him the company's second largest outside shareholder, today announced his voting intentions on the proposal to sell 7.7 million newly issued shares to PSQ, LLC, and further reflected on the underlying circumstances that have brought General Employment to its current position.

    Stabosz, who has held shares in the company continuously for nearly 8 years, began, "I am pleased to see that a proposal is being voted on at the June 22nd Special Meeting that, finally, will allow a highly qualified, intensely shareholder value-focused management to take control of General Employment.....while simultaneously unshackling the company from the yoke of an entrenched and self-absorbed chairman and CEO in Herbert 'Corky' Imhoff, Jr., a man who has unstintingly viewed the company as his own personal fiefdom, and who continues to show breathtaking contempt for the moral imperative of arms-length corporate governance."

    With regard to the PSQ proposal, Stabosz indicated that, after performing considerable due diligence, it is his conclusion that the proposal offers General Employment its best option. He stated, "I have personally evaluated the managerial background, financial backing, and personal integrity of PSQ, and I am convinced that our company will realize its highest potential to become a bona-fide growth vehicle, and, more importantly, that it will have the financial wherewithal to persevere through the current economic downturn, if the PSQ share transaction is approved. THEREFORE, I INTEND TO VOTE MY SHARES IN FAVOR OF THE TRANSACTION."

    Further commenting on what brought the company to this point, Stabosz stated, "While the good news is that the PSQ proposal offers the chance for a storied 100 year old franchise to be rejuvenated and reinvented.....the bad news is that the circumstances that brought General Employment to its current position should have never been allowed to happen; the shareholders, I believe, would have been able to have realized $2-3 per share in value, if our company would have been sold 2+ years ago (as I and other major shareholders were advocating), thereby avoiding the significant dilution we now face."

    Stabosz continued, "Under the desultory management of Corky Imhoff, and a board of directors he has controlled for years, General Employment was fundamentally subjugated, and operated primarily for the personal financial gain and self-aggrandizement of the CEO. This is evidenced in the de facto 'lifetime' employment agreement that the board foolishly approved in 2001. This is evidenced in the $4+ million in total compensation Mr. Imhoff has unconscionably 'sucked out' over the 8 years of his loss-ridden tenure. This is evidenced by the fact that the board, egregiously, never required a non-compete agreement from Mr. Imhoff, should his relationship with the company be terminated. This is evidenced by the fact that in possessing both the Chairman and CEO's role, Imhoff maintained a corrupt conflict-of-interest, placing his own pecuniary appetites above the interests of the company and its shareholders. Finally, this is evidenced in the poison pill, which secured the entrenchment of Imhoff, protected his compensatory 'gravy train'.....and kept the company functionally and morally enslaved.

    "Almost certainly, none of this would have transpired if Mr. Imhoff was not enabled by 2 nominally independent lead directors whose actual independence was a crock. Occupying board seats for 9 and 18 years, respectively, directors Dennis Baker and Sheldon Brottman operated, fundamentally, as Imhoff's cronies, and the destruction of shareholder value at General Employment is on their hands. Hopelessly entwined and enmeshed with Imhoff, Baker and Brottman's loyalty was primarily to the CEO....not to the shareholders, and not to the company as a whole. When Imhoff insisted that the board of directors 'pay no attention to the man behind the curtain,' Baker and Brottman willingly complied. The result was a perversion of corporate governance: Specifically, if Baker and Brottman were not going to hold Imhoff accountable as a fiduciary, why should he hold himself accountable? With that, the writing was on the wall. The dysfunctionality was 'in bred' from that point onward. Once Imhoff knew he could essentially 'do what he wanted,' without witness, shame, or consequence, shareholder value could permanently take a back seat to Imhoff's raw, unmitigated greed, and appalling sense of self-entitlement. The company was placed in bondage, and stripped of its dignity as an operating entity, its coffers ravaged by excessive operating expenses, its outside shareholder base demeaned and degraded. Unsurprisingly...over time, the common stock price began to reflect a notable 'Imhoff discount.'

    "Tragically, shareholders paid a catastrophic price for Directors Dennis Baker and Sheldon Brottman's misplaced loyalty. When there was a precipitous decline in the company's financial results and stock price at the hands of the CEO, the upshot was that there was no ready means to remove the 'cancer' upon the company, without triggering an avalanche of punitive severance payments...as Mr. Imhoff did not have the integrity or self-respect as Chairman to 'remove himself' as CEO, or step down (as he should have done at LEAST 18-24 months ago...and arguably 6-7 years ago). Furthermore, his two hand-picked 'independent' directors didn't have the courage (let alone the independence) to confront him. This, despite the fact that Imhoff pledged as early as the Feb. 2008 Annual Meeting that he was going to improve JOB's fortunes by making a major push in contract staffing, but then negligently did almost nothing for 9 months, until the economy was collapsing...at which time the company decided to hire an outside consultant! (One would have thought, at $540,000+ a year in normalized compensation, our esteemed CEO would have been expected to have a contract staffing managerial skillset.)

    "As a result of Imhoff's incompetence, and Baker and Brottman's fecklessness, critical time was lost...and significant value was destroyed. That Baker and Brottman seemingly 'got religion' only in recent times, as the company began to rapidly burn through its cash hoard, hardly excuses them for years of worthless and dishonorable representation. This will always be on their conscience...the knowledge that considerably more value could have been obtained for shareholders, if Baker and Brottman simply took their fiduciary duty seriously from day one. (Just for example, ask the Imhoff/Baker/Brottman triumvirate what 'Company #1' offered to pay for General Employment in January of 2008. It is utterly galling that the amount was left out of the 5/18/09 proxy statement!)

    "Considering all of the above, as a loyal JOB shareholder, I, and the many shareholders who have reached out to me in my activist campaign, have every reason to be BITTER. The sordid and contemptible Imhoff golden parachute rubs salt in the wound, and shows that, even at a potential 'new beginning' for the company, Mr. Imhoff defiantly and shamelessly refuses to allow this transition to be 'clean.' The fact that Mr. Heineman of PSQ is proposing to receive a mere $1 in salary and 150,000 in stock options as CEO, his first year, is a most honorable and heartening indicator of PSQ's good faith. But the fact that the Imhoff 'gravy train,' as proposed, gets to continue at $300,000 a year, for 3 years (plus 500,000 in newly issued shares, $24,000 in annual director fees, ad nauseum), when this man did absolutely NOTHING to grow the company, is a despicable reminder of Corky Imhoff's rapacious stance towards our company. Unfortunately, in exploring various options, legal and otherwise, to nix this audacity, I arrived at the conclusion that the risk to General Employment of any potential delay is simply too great. The company is burning cash rapidly, and needs a quick transition. The rebuilding and restructuring under PSQ must begin as soon as possible," Stabosz observed.

    In concluding, through a series of rhetorical questions, Stabosz appealed directly to the Chairman and CEO for a sense of accountability that shareholders have long sought, and the company has desperately needed. He began, "And so we are left with some sobering questions: Will Corky Imhoff embrace this last chance to salvage his reputation with a shareholder base he has mercilessly betrayed for so long? Will he show goodwill and accountability for ONCE, and dramatically scale back the terms of his licentious golden parachute?" Stabosz asked. "Will Dennis Baker and Sheldon Brottman press him to do that, since they naively (and I believe recklessly) vested so much personal faith in Imhoff over the years? Will Corky Imhoff listen to the majority of non-Imhoff shareholders, who voted to WITHHOLD him from serving as the company's chairman, at the annual meeting this past February, and acknowledge the stinging rebuke of him as untrustworthy, unreliable, and faithless? Most importantly, will Corky Imhoff allow this transition to occur with dignity for General Employment's shareholders, potentially affording himself the opportunity to go down as a legitimate and purposeful transitional figure in a dynamic and growing JOB...the scion of a storied family name imbued in the lush narrative of JOB, lending it tradition, espirit de corps, and a sense of constancy and permanence? Or, as I fear, will he sully that name and the memory of his revered father, denigrate himself, and establish a shameless legacy as a rank 'parasitic holdover'?

    "Truly, after 8 years of having experienced the perverse honor of being one of Mr. Imhoff's 'subjects,' the above questions are all most tantalizing to me," Stabosz remarked. "Let us all hope that Mr. Imhoff does the right thing...for a change...and truly makes an effort to wrestle with these important questions, and reconcile his pervasive conflicts for the better. But, at the same time, let us all surely not hold our breath," Stabosz concluded.